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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-161420

AEI

(Exact name of registrant as specified in its charter)
Clifton House, 75 Fort Street, P.O. Box 190GT
George Town, Grand Cayman, Cayman Islands
(345) 949-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value $0.002 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	287

Pursuant to the requirements of the Securities Exchange Act of 1934 AEI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AEI

Date:	January 13, 2011	By:	/s/ Eduardo Pawluszek

Eduardo Pawluszek
Executive Vice President and Chief Financial Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE
This Amendment No. 1 to the Form 15 of AEI (the “Company”) originally filed on January 10, 2011 is being filed solely to enable the Company to file a post-effective amendment to its Registration Statement on Form S-8 with the correct EDGAR tag.